July 16, 2008

Via Fax (202) 772-9368

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C.  20549

Attn:  Sean Donahue

Re:	Uranium Resources, Inc. Registration Statement on Form S-3
(File No. 333-151134) (“Registration Statement”)

Dear Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Uranium Resources, Inc. hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to July 18, 2008 at 10:00 a.m. EDT or as soon as possible thereafter.

Uranium Resources, Inc. is aware of its obligations under the Securities Act of 1933, as amended.  As of this date, no underwriter has been selected to act as the managing or principal underwriter for the offering and sale of the shares described in the Registration Statement; accordingly, no underwriter will join in this request for acceleration.

Very truly yours,

URANIUM RESOURCES, INC.

By:	/s/ Thomas H. Ehrlich
Thomas H. Ehrlich
Chief Financial Officer